Exhibit 99.1

VivoPower Receives Nasdaq Letter Confirming it is in Compliance with Nasdaq Listing Standard

LONDON, July 1, 2025 (GLOBE NEWSWIRE) — VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) announced today that it has received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) wherein, based on the Company’s Form 6-K, dated June 26, 2025, Nasdaq has determined that the Company complies with the Listing Rule 5550(b)(1).

As previously disclosed, on January 3, 2025, the Company received a notification letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of US$2.5 million in stockholders’ equity for continued listing on the Nasdaq Capital Market (the “Rule”). Following the successful the first phase of the previously announced US$121 million private placement of the Company’s ordinary shares, from which the Company recognized US$60.5 million in gross proceeds, the Company has now satisfied the stockholders’ equity requirement.

Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement and, if at the time of its next periodic report for the year ended June 30, 2025, the Company does not evidence compliance with the minimum stockholders’ equity requirement, the Company may be subject to delisting. At that such time, Nasdaq staff will provide written notification to the Company, which it may then appeal the Nasdaq staff’s determination to a Hearings Panel.

About VivoPower

VivoPower International PLC (NASDAQ: VVPR) is undergoing a strategic transformation into the world’s first XRP-focused digital asset enterprise. The Company’s new direction centers on the acquisition, management, and long-term holding of XRP digital assets as part of a diversified digital treasury strategy. Through this shift, VivoPower aims to contribute to the growth and utility of the XRP Ledger (XRPL) by supporting decentralized finance (DeFi) infrastructure and real-world blockchain applications.

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower has two business units, Tembo and Caret Digital. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications as well as ancillary financing, charging, battery and microgrids solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. There can be no assurances that VivoPower will continue to comply with all of NASDAQ’s Listing Rules at all times, given inherent uncertainty in business conditions and financial markets. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

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